Exhibit 99.1

Medigus: Jeff Brands to Enter the Logistic Warehouses
Market in the U.S. to Support Amazon FBM Sellers
E-commerce Growth

Jeff Brands will develop dedicated software for managing inventory and logistics warehouses to support e-commerce businesses

OMER, Israel, September 28, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that Jeff Brands Ltd. (50.03%), a fast-growing consumer products goods (CPG) company, operating primarily on Amazon.com, will expand its business into e-commerce logistics warehouses. Jeff Brands signed a non-binding collaboration agreement with iFulfillYou LLC, a U.S.-based warehousing logistics services company under which the parties intend to collaborate for the establishment of logistics warehouses in the U.S. through a newly created company.

Inventory and logistics centers are becoming an increasingly important necessity, as use of Fulfillment By Merchant (FBM) is expanding throughout Amazon, as well as other leading e-Commerce platforms including eBay, Etsy, and others. Jeff Brands desires to extend its business by utilizing its vast knowledge in logistics to support sellers, online stores and brands.

As part of the collaboration, iFulfillYou will be responsible for setting up, consulting and managing the logistics warehouses. Jeff Brands and iFulfillYou will also develop and design a proprietary A.I.-based software for warehouse logistics management, real-time inventory tracking and automated shipping certifications.

Jeff Brands will hold up to 79% of the new company (on a fully diluted basis) and will be responsible to finance it with up to US $3.5 million through loans in accordance with milestones to be agreed upon in the binding agreement.

The new logistics warehouses in the U.S. are designed to facilitate Jeff Brands expansion in North America and will also provide services to all of its brands.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus' affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC) and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE:GIX), Jeff's Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

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This press relese may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com